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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ALLARIA SECURITIES, LLC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1110 BRICKELL AVENUE, SUITE 603

(No. and Street)

MIAMI   **FL**   **33131**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcelo DiCugno   (786) 686-5401

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGUIZ, & FARRA

(Name – if individual, state last, first, middle name)

1450 BRICKELL AVENUE, 18TH FLOOR   **MIAMI**   **FL**   **33131**

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MARCELO DICUGNO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLARIA SECURITIES, LLC._____, as of DECEMBER 31_____, 20 18_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KRYSTAL A. BARCELO
Notary Public - State of Florida
Commission # GG 048791
My Comm. Expires Nov 20, 2020

President & CEO

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLARIA SECURITIES LLC.
Miami, Florida
(S.E.C. I.D. No. 8-69891)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2018
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2018

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Allaria Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allaria Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Allaria Latam Investment Services, Inc.) as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allaria Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allaria Securities LLC's management. Our responsibility is to express an opinion on Allaria Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allaria Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

SEC Mall Processing

MAR U 1 2019

Washington, DC

Allaria Securities, LLC
Page 2

Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Allaria Securities LLC's financial statements. The supplementary information is the responsibility of Allaria Securities LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Allaria Securities LLC's auditor since 2018.

Miami, Florida
February 27, 2019

ALLARIA SECURITIES LLC.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash and cash equivalents	$	554,710
Due from brokers and clearing organizations		242,783
Due from affiliated entities		10,031
Fixed assets, net		11,877
Receivables, prepaids, and other assets		21,925
Total assets	$	**841,326**

LIABILITIES AND MEMBER'S EQUITY

Deferred rent	2,498
Accrued expenses and other payables	98,204
Total liabilities	100,702
Member's equity	
Total member's equity	740,624
Total liabilities and member's equity	$ **841,326**

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Statement of Operations
For the year ended December 31, 2018

Revenues

Riskless principal trading revenues	$	2,491
Commissions		419
Interest, Dividends, and other income		7,382
Total Revenues		10,292

Expenses

Compensation	132,590
Trading and clearing	92,139
Quotation and trading system costs	7,570
Occupancy	36,927
Professional fees	215,655
Travel and entertainment	2,996
Other expenses	26,399
Total expenses	514,276

Net Loss	$	(503,984)

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Statement changes in Member's Equity
For the year ended December 31, 2018

	Member's Equity
Balance at January 1, 2018	$ 300,108
Capital Contributions	944,500
Net Loss	(503,984)
Balance at December 31, 2018	$ 740,624

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(503,984)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		5,095
Changes in assets and liabilities		
Due from brokers and clearing organizations		(242,783)
Due from affiliated entities		(10,031)
Receivables, prepaids, and other assets		(21,925)
Deferred rent		2,498
Accrued expenses and other payables		98,205
Total adjustments		(168,941)
Net cash used by operating activities		(672,925)
Cash flows from investing activities		
Purchase of fixed assets		(16,972)
Net cash used by investing activities		(16,972)
Cash flows from financing activities		
Capital contributions from Allaria LATAM Investments Inc.		944,500
Net cash provided by financing activities		944,500
Net increase in cash and cash equivalents		254,603
Cash and cash equivalents at beginning of year		300,107
Cash and cash equivalents at end of year	$	554,710

The accompanying notes are an integral part of these financial statements.

ALLARIA SECURITIES LLC.
Notes to the Financial Statements
For the year ended December 31, 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Allaria Securities LLC. (The "Company") is a Florida registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Allaria LATAM Investments Inc. ("ALIS" or "Parent Company"). The Company initiated its Securities operation in 2018, and acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various U.S. and foreign fixed-income investments products, U.S. government securities, government agency securities, and other securities investments.

Since its inception in 2017, the Company has been dependent upon the Parent to make capital contributions to support its startup costs and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Effective January 1, 2018, the Company adopted the newly issued Accounting Standards Update ("ASU") on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract.

Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities transactions to its customers, and the Company has no future performance obligations after such securities transactions settle.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

Trading Securities: The Company engages in trading activities on a riskless principal and agency basis. Related revenues from trading transactions were recognized as period earnings when traded.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2018, the Company has concentrations of credit risk with depository institutions of the United States in the form of bank accounts with balances in excess of the insurance limit amount covered by the Federal Depository Institution Corporation (or FDIC). The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these balances or transactions.

ALLARIA SECURITIES LLC.
Notes to the Financial Statements
For the year ended December 31, 2018

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades, pending settlement, cash, deposits, and other balances primarily with the Company's clearing broker.

Income Taxes: The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally subject to U.S. Federal or State examinations by tax authorities since its inception.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Commitments and Contingencies: The Company has a cancelable (upon notice) lease commitment for office space that expires on March 31, 2021. Future lease obligations under such commitment total $37,350 for 2019, $39,218 for 2020, and $9,923 for 2021. As of December 31, 2018, the Company deferred rent liability totaled $2,498.

The Company can be exposed to various asserted and unasserted potential claims encountered in the normal course of business. Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2018 no such liabilities or claims where recorded or threatened.

Recent Accounting Pronouncements: In February 2016, the FASB issued an ASU, which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning period of adoption.

The company adopted the new lease accounting guidance prospectively as of January 1, 2019, however, the adoption of the standard did not have a significant effect on the Company's statement of financial condition. If the Company enterers into a long term lease, the company will determine the amount that it needs to gross up the balance sheet due to the recognition of right-of-use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's current conclusions.

ALLARIA SECURITIES LLC.
Notes to the Financial Statements
For the year ended December 31, 2018

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by some personnel shared with ALIS and one of its affiliates. As such, the Company can get reimbursed for expenses and/or pay for resources used while conducting its business activities. At December 31, 2018, the receivable from ALIS and its affiliate for operating expenses amounted to $10,031 and the 2018 reimbursed expenses totaled $65,282.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 2 to 3 years dependent on the asset type. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts on occurrence, and any related gain or loss is reflected in income for the period.

As of December 31, 2018, Fixed assets consisted of the following:

Furniture & Fixtures	9,890
Computer Equipment	7,082
	$16,972
Accumulated Depreciation	(5,095)
Fixed Assets, net	$11,877

For the year ended December 31, 2018, depreciation expense totaled $5,095.

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears its securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The Company initiated activity under such agreement with the clearing broker in October 2018. As of December 31, 2018, the Company had a total of $242,783 in cash & deposits due from its clearing broker.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2018 the Company's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2018.

ALLARIA SECURITIES LLC.
Notes to the Financial Statements
For the year ended December 31, 2018

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000. At December 31, 2018, the Company's net capital was $696,791 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 0.1445 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the xpenses and other payables   98

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC 855 the Company has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 27, 2019, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

ALLARIA SECURITIES LLC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2018

Total Member's equity	$ 740,624
Deductions and charges	
Fixed assets, Net	11,877
Prepaid expenses	21,925
Due from affiliated entities	10,031
Total non-allowable assets	43,833
Net capital before haircuts on securities	696,791
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 696,791
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 100,702
Aggregate indebtedness to net capital	14.45%
Computation of basic net capital requirement	
Minimum net capital required	250,000
Net capital	$ 696,791
Excess net capital	$ 446,791
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 396,791

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2018 FOCUS Part II filings submitted on January 25, 2019.

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited Business (mutual funds and/or variable annuities only)

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained

C. (k)(2)(ii) - All customer transactions cleared through another
    broker-dealer on a fully disclosed basis
    Name of clearing firm _____PERSHING LLC_____   X

D. (k)(3) - Exempted by the order of the Commission

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not
    in the respondent's possession or control as of the report date but
    for which the required action was not taken by respondent within
    the time frames specified under Rule 15c3-3

2. Customers' fully paid securities and excess margin securities for
    which instructions to reduce to possession or control had not been
    issued as of the report date, excluding items arising from "temporary
    lags which result from normal business operations" as permitted under
    Rule 15c3-3

3. The system and procedures utilized in complying with the requirement
    to maintain physical possession or control of customers' fully paid and
    excess margin securities have been tested and are functioning in a manner
    adequate to fulfill the requirements of Rule 15c3-3   N/A



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Allaria Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Allaria Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allaria Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Allaria Securities LLC stated that Allaria Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Allaria Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allaria Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2019

An independent member of Baker Tilly International



Allaria Securities LLC

Allaria Securities LLC. Exemption Report

Allaria Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Allaria Securities LLC.
[Name of Company]

We, Marcelo DiCugno (President & Chief Executive Officer) and Aaron Rodriguez (FINOP) swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & Chief Executive Officer

By:

Title: FINOP

February 27, 2019.